Filed by Legato Merger Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

BNN Bloomberg Interview

Jon Erlichman and Michael McQuade

May 25, 2021

Steelmaker Algoma Steel to go public in SPAC deal

Bloomberg: “One of Canada’s oldest steel producers, Algoma Steel, and New York based acquisition, Legato Merger Corp., have entered into a definitive merger agreement for all strength worth 1.7 billion dollars US. The transaction will mark Algoma’s return to the public market with a high-profile backer. Let’s get some more on the deal now. The CEO of Algoma Steel is Mike McQuade. Ah, Mr. McQuade Thanks very much for being with us. Let's just start with how this all came together.”

Mike: “So John we emerged from creditor protection about 2 and 1/2 years ago restructured by the senior debt holders and as we've moved through the last several quarters looking to strategically move Algoma forward and opted for the SPAC transaction to provide sufficient influx of cash to our balance sheet that will allow us to pursue and advance strategic initiatives.”

Bloomberg: “A couple of things to chew on there. I guess you know the restructuring is just a reminder , as hot as the steel sector has been this year, there’s no doubt about that, that over time we've seen some rocky times. Not just for Algoma, but for steelmakers generally in this country. What is different this time round? What can you say about the state of the business outside of, you know, movement's up or down of price of steel?”

Mike: “Steel is a cyclical business. Having said that, I believe we've entered a new period of some very strong fundamentals for the price of steel. In the near-term we have significant order books that have been sold well into the third quarter for most, if not all, the North American steel makers and very, very strong on the supply side or on the demand side. So a good supply-demand balance that's driving prices to record levels really and then some fundamentals that will support that pricing and what I considered to be a new paradigm going forward, that would include significant infrastructure spend by governments on both sides of the Canada and US border. Would involve In addition, home markets around the world are seeing very strong supply demand requirements supporting prices there and the increase in transportation costs. That coupled with the 232 tariffs that remain on some countries that have used the North American market as a place to ship steel. Those tariffs and the home markets coupled with the transportation are making North America less attractive than it may have otherwise been. So we see an extended run here with the demand through the infrastructure spend, and on the supply side that will support higher pricing and more stable pricing for some period to come.

Bloomberg: “When you use that word tariffs it sometimes does get us thinking about some of the past tensions even between Canada and the US, and on that subject of infrastructure spending, and clearly there's a big focus on that on the US side of things, do you worry at all about protectionism getting in the way of your business?

Mike: “I believe things like the new USMCA recognize that it's a North American market. It is a highly integrated market including steel and I also believe that current administration and our fellow government are very much aligned on issues.

Bloomberg: “All right. We’ll see what happens on that side. You talked a little bit about the demand picture. It looks like the auto industry certainly remains one of the key end markets for your product. Can you give us a sense on where you're seeing the strongest demand right now?”

Mike: “Well we're still seeing very strong automotive demand, as you highlighted. We participate in the in the hot rolled structural sections and some very solid platforms like the Ford F-150, Ford Bronco. So, were seeing very very good demand and seeing inventories in the auto supply chain at very low levels. And as I said, we are seeing very very strong demand for the balance of this calendar year for sure.”

Bloomberg: “And I'm just looking at the plan that's been put forward, it appears that you see this as a springboard towards slashing emissions, obviously there’s a bigger conversion around a greener future right now. How does this deal factor into that part of your long-term planning?

Mike: “Certainly it is one of the cornerstones or building blocks for an improved capital structure. We would look to, once we close this deal later this year, we would certainly look to the capital markets and make sure that should we pursue the EAF technology, which would provide significant greenhouse gas reduction, we would look for alternate financing to complete and put us in a position to be able to build a twin EAF configuration.”

Bloomberg: “Well I guess you would have had that conversation with potential investors down the road.We started by talking about how this is a SPAC which they've been all the rage, there's no denying that over the last eight months or so. We’ve seen a lot of activity. Why ultimately would you pick that approach as supposed to say a more traditional return to the public market. Some of the critics might say even though you can find a great strategic partner, and it seems like you have, that you're not going through that rigorous process of you know putting the game plan together and facing all those traditional investor questions that you might face say on an IPO Roadshow?”

Mike: “So the SPAC afforded us a few advantages. One was speed to market. Second was the flexibility to talk to the private investors that are part of this process and talk a little bit more speculatively about what could happen, what we could do in particular the potential for an EAF. So it allowed us to be a little more forthcoming with respect to perspective plans.”

Bloomberg: “And just to finish things off as part of this deal with Legato, one of the names that certainly our audience would be familiar with, Eric Rosenfeld, someone who over the years we've known in part because of his shareholder activism. Give us a sense on why he and the rest of the team you felt was the right fit for Algoma.”

Mike: “Well if you look at the Legato team, significant experience at the board level and in the financial markets as you highlighted. And also a lot of work on Canadian boards which we feel important as a Canadian company. It was good combination, their focus on the ESG aspects made this a very very good marriage.

Bloomberg: “All right so it sounds like you guys are on a road that you think is going to be an optimistic one. Given the supply demand picture in your industry, here in Canada we’re having the conversation around the economic recovery, potential job creation, do you think this is going to open the door for more jobs at the company as well?

Mike: “ I do. I think that it is an investment we will see, again, lets us go down the path of a potential for an EAF. And we still got some work to do for a final investment decision but, significant construction period followed by a very, very robust, low cost producer with a significantly reduced carbon footprint. So we think it’s the recipe for sustaining steelmaking jobs in Sault Ste. Marie for generations to come.

Bloomberg: “Well we’ll be watching closely Michael thanks very much for your time this morning. We appreciate it.

Mike: “Thank you very much for your time.”

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma Steel Inc. (“Algoma”) and Legato Merger Corp. (“Legato”), Algoma will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which will include Algoma’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma at 705.206.1022 or brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 and filed with the SEC on January 21, 2021. These documents are available free of charge as described above.

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